FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 08, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
8 May 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 May 2024	190,554	314.90	312.00	313.5298	LSE
08 May 2024	87,939	314.50	312.80	313.7631	CHIX
08 May 2024	112,336	314.80	312.10	313.5367	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 132,201,998 Ordinary Shares in treasury and have 8,735,509,337 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
08 May 2024	08:02:14	BST	3422	312.10	BATE	1708103
08 May 2024	08:02:15	BST	21	312.10	BATE	1708130
08 May 2024	08:02:16	BST	1414	312.10	BATE	1708149
08 May 2024	08:02:22	BST	39	312.10	BATE	1708347
08 May 2024	08:02:29	BST	77	312.10	BATE	1708527
08 May 2024	08:02:52	BST	4059	312.10	BATE	1709164
08 May 2024	08:02:52	BST	2312	312.10	BATE	1709162
08 May 2024	08:15:30	BST	13223	312.90	BATE	1728428
08 May 2024	08:29:55	BST	12693	313.30	BATE	1748605
08 May 2024	08:49:52	BST	3226	313.60	BATE	1779251
08 May 2024	08:49:52	BST	3704	313.60	BATE	1779236
08 May 2024	08:49:53	BST	2542	313.60	BATE	1779313
08 May 2024	08:49:53	BST	3623	313.60	BATE	1779311
08 May 2024	09:33:23	BST	7158	313.80	BATE	1836048
08 May 2024	10:26:06	BST	693	313.20	BATE	1891753
08 May 2024	10:30:31	BST	7372	313.30	BATE	1897092
08 May 2024	11:33:28	BST	7972	314.50	BATE	1937977
08 May 2024	12:40:13	BST	6978	314.10	BATE	2022083
08 May 2024	12:40:13	BST	582	314.10	BATE	2022081
08 May 2024	13:28:21	BST	82	313.30	BATE	2060017
08 May 2024	13:28:21	BST	7226	313.30	BATE	2060015
08 May 2024	14:09:16	BST	7896	313.70	BATE	2099925
08 May 2024	14:36:07	BST	5323	314.20	BATE	2140178
08 May 2024	14:36:07	BST	2592	314.20	BATE	2140176
08 May 2024	15:22:27	BST	8107	314.80	BATE	2237354
08 May 2024	08:09:09	BST	4735	312.80	CHIX	1719272
08 May 2024	08:09:09	BST	7185	312.80	CHIX	1719270
08 May 2024	08:42:01	BST	7357	313.90	CHIX	1767256
08 May 2024	08:42:01	BST	5212	313.90	CHIX	1767254
08 May 2024	09:30:14	BST	4808	313.80	CHIX	1832633
08 May 2024	09:30:14	BST	38	313.80	CHIX	1832631
08 May 2024	09:30:14	BST	6500	313.80	CHIX	1832635
08 May 2024	09:30:14	BST	311	313.80	CHIX	1832637
08 May 2024	10:16:58	BST	10353	313.20	CHIX	1882000
08 May 2024	11:02:48	BST	3978	314.40	CHIX	1920142
08 May 2024	11:02:48	BST	2770	314.40	CHIX	1920140
08 May 2024	11:02:48	BST	5677	314.40	CHIX	1920138
08 May 2024	11:48:43	BST	4245	314.00	CHIX	1946717
08 May 2024	12:53:34	BST	4785	313.30	CHIX	2031150
08 May 2024	13:55:28	BST	934	313.30	CHIX	2084856
08 May 2024	13:55:28	BST	2694	313.30	CHIX	2084854
08 May 2024	13:55:28	BST	1176	313.30	CHIX	2084852
08 May 2024	14:38:55	BST	5064	314.40	CHIX	2144936
08 May 2024	15:37:17	BST	2723	314.50	CHIX	2270098
08 May 2024	15:37:17	BST	1750	314.50	CHIX	2270094
08 May 2024	15:38:21	BST	563	314.50	CHIX	2272068
08 May 2024	15:45:32	BST	5081	314.50	CHIX	2285011
08 May 2024	08:02:03	BST	3618	313.00	LSE	1707711
08 May 2024	08:02:03	BST	688	313.00	LSE	1707709
08 May 2024	08:07:35	BST	4884	312.00	LSE	1717048
08 May 2024	08:10:29	BST	559	312.40	LSE	1721192
08 May 2024	08:10:38	BST	921	312.40	LSE	1721463
08 May 2024	08:10:38	BST	590	312.40	LSE	1721461
08 May 2024	08:18:05	BST	4896	312.90	LSE	1731997
08 May 2024	08:26:56	BST	9	313.20	LSE	1744174
08 May 2024	08:29:55	BST	4077	313.40	LSE	1748593
08 May 2024	08:35:48	BST	2287	313.70	LSE	1758146
08 May 2024	08:35:48	BST	2124	313.70	LSE	1758144
08 May 2024	08:37:40	BST	3195	313.40	LSE	1760824
08 May 2024	08:37:40	BST	1300	313.40	LSE	1760822
08 May 2024	08:42:01	BST	4341	313.80	LSE	1767258
08 May 2024	08:47:01	BST	5062	313.80	LSE	1774602
08 May 2024	09:00:03	BST	4138	314.00	LSE	1796396
08 May 2024	09:04:40	BST	4784	313.90	LSE	1801953
08 May 2024	09:12:46	BST	2734	313.00	LSE	1814180
08 May 2024	09:12:46	BST	2182	313.00	LSE	1814178
08 May 2024	09:21:20	BST	4917	313.00	LSE	1822842
08 May 2024	09:31:41	BST	4871	313.90	LSE	1834053
08 May 2024	09:41:08	BST	771	313.30	LSE	1845128
08 May 2024	09:41:17	BST	3483	313.30	LSE	1845301
08 May 2024	09:47:13	BST	2632	313.00	LSE	1851632
08 May 2024	09:51:40	BST	4075	313.40	LSE	1856483
08 May 2024	09:56:12	BST	4596	313.00	LSE	1860813
08 May 2024	10:07:14	BST	4403	312.90	LSE	1873366
08 May 2024	10:16:40	BST	2760	313.20	LSE	1881761
08 May 2024	10:16:40	BST	2264	313.20	LSE	1881759
08 May 2024	10:16:58	BST	4562	313.10	LSE	1882008
08 May 2024	10:26:51	BST	3011	313.20	LSE	1893094
08 May 2024	10:30:31	BST	4796	313.30	LSE	1897094
08 May 2024	10:41:58	BST	4216	313.60	LSE	1906190
08 May 2024	10:53:14	BST	4279	314.10	LSE	1914240
08 May 2024	10:59:48	BST	4647	314.30	LSE	1918131
08 May 2024	11:30:25	BST	2004	314.30	LSE	1936144
08 May 2024	11:34:53	BST	2139	314.30	LSE	1938859
08 May 2024	12:02:10	BST	4342	313.30	LSE	1955293
08 May 2024	12:02:11	BST	379	313.30	LSE	1955308
08 May 2024	12:35:22	BST	114	313.90	LSE	2018645
08 May 2024	12:40:09	BST	4916	314.10	LSE	2022064
08 May 2024	12:50:36	BST	3677	313.30	LSE	2028806
08 May 2024	12:52:19	BST	674	313.30	LSE	2030184
08 May 2024	13:04:50	BST	4100	313.50	LSE	2040598
08 May 2024	13:05:45	BST	457	313.50	LSE	2041275
08 May 2024	13:11:52	BST	4580	313.40	LSE	2046164
08 May 2024	13:19:00	BST	2746	313.40	LSE	2051478
08 May 2024	13:19:00	BST	1648	313.40	LSE	2051480
08 May 2024	13:20:44	BST	4457	313.30	LSE	2053310
08 May 2024	13:34:50	BST	4527	313.00	LSE	2066098
08 May 2024	13:34:50	BST	273	313.00	LSE	2066096
08 May 2024	13:34:50	BST	4548	313.00	LSE	2066094
08 May 2024	13:43:32	BST	4799	313.20	LSE	2074518
08 May 2024	14:04:22	BST	4517	313.90	LSE	2094222
08 May 2024	14:28:23	BST	4640	313.90	LSE	2120312
08 May 2024	14:36:07	BST	2148	314.20	LSE	2140182
08 May 2024	14:36:07	BST	2751	314.20	LSE	2140180
08 May 2024	14:51:21	BST	3102	314.90	LSE	2169158
08 May 2024	14:51:21	BST	1056	314.90	LSE	2169156
08 May 2024	15:06:21	BST	5056	314.90	LSE	2203549
08 May 2024	15:15:41	BST	4232	314.90	LSE	2224564

Date: 08 May 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary